UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                 BLUEFLY, INC.
                                 -------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   096227103
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2002
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 2 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  17,167,721
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,167,721
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,167,721

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.21%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 3 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,167,721
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,167,721
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,167,721

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.21%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 4 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,167,721
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,167,721
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,167,721

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.21%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 5 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,167,721
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,167,721
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,167,721

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.21%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 6 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  561,821
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   561,821
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            561,821

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            5.83%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                                 Page 7 of 15


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  17,729,542
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,729,542
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,729,542

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            78.24%

14       Type of Reporting Person (See Instructions)

                  IA

                  This  Amendment  No. 11 to  Schedule  13D relates to shares of
Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 11 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 11 is being filed by the Reporting Persons to report that (i) QIP (as defined herein) has entered into the Reimbursement Amendment with the Issuer as described herein and (ii) QIP and SFM Domestic Investments (as defined herein) have entered into the Standby Commitment with the Issuer as described herein. In connection with each of these agreements, QIP and SFM Domestic Investment each received from the Issuer warrants to purchase Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM   Domestic   Investments   LLC   ("SFM   Domestic
                           Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.  Source and Amount of Funds or Other Consideration

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  In consideration for and as a condition to the Issuer obtaining the Standby Letter of Credit (as defined herein) from March 30, 2002 until March 30, 2003, QIP and SFM Domestic Investments received from the Issuer, among other things, the Reimbursement Amendment Warrants (as defined herein). In addition, in consideration for the Standby Commitment (as defined herein), QIP and SFM Domestic Investments received, among other things, the Standby Commitment Warrants (as defined herein).

Item 4.  Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 17,167,721 Shares (approximately 77.21% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A)
4,138,084 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP,
F) 58,098 Shares issuable upon the exercise of Warrant No. 13 (as defined herein) held for the account of QIP, and G) 96,830 Shares issuable upon the exercise of Warrant No. 15 (as defined herein) held for the account of QIP.

                         (ii)  SFM  Domestic   Investments  may  be  deemed  the
beneficial owner of 561,821 Shares (approximately 5.83% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 135,420 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, E) 3,170 Shares issuable upon the exercise of Warrant No. 12 held for its account, F) 1,902 Shares issuable upon the exercise of Warrant No. 14 (as defined herein) held for its account, and G) 3,170 Shares issuable upon the exercise of Warrant No. 16 (as defined herein) held for its account.

                         (iii) Mr. Soros may be deemed the  beneficial  owner of
17,729,542 Shares (approximately 78.24% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of
A) 4,138,084 Shares held for the account of QIP, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock held for the account of QIP, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, H) 135,420 Shares held for the account of SFM Domestic Investments, I) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, J) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments, K) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments, L) 3,170 Shares issuable upon the exercise of the Warrant No. 12 held for the account of SFM Domestic Investments, M) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for the account of SFM Domestic Investments, and N) 3,170 Shares issuable upon the exercise of the Warrant No. 16 held for the account of SFM Domestic Investments.

                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 17,167,721 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13 and Warrant No. 15 held for the account of QIP).

                         (ii) SFM Domestic Investments may be deemed to have the
sole power to direct the voting and disposition of the 561,821 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14 and Warrant No. 16 held for its account).

                         (iii) Mr. Soros (as a result of his  position  with SFM
LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 17,729,542 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 17,167,721 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13 and Warrant No. 15 held for the account of QIP) and B) 561,821 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14 and Warrant No. 16 held for the account of SFM Domestic Investments).

                  (c) Except for the transactions described in Item 6 below, which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since February 1, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                         (ii) Certain members of SFM Domestic  Investments  have
the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On March 22, 2002, the Issuer entered into an agreement with QIP amending (the "Reimbursement Amendment") the Reimbursement Agreement (a copy of which is incorporated hereto by reference as Exhibit SS to Amendment No. 10 to the Initial Statement). Pursuant to the Reimbursement Amendment, the Issuer and QIP agreed to amend the Reimbursement Agreement to (1) reduce the amount of the Standby Letter of Credit (as such term is defined in the Reimbursement Agreement) from $2.5 million to $1.5 million, and (2) extend (the "Extension") the term of the Standby Letter of Credit from March 30, 2002 to March 30, 2003. In consideration for and as a condition to obtaining the Extension, the Issuer agreed to issue: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 58,098 Shares ("Warrant No. 13"); and (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 1,902 Shares ("Warrant No. 14", hereinafter, along with Warrant No. 13, collectively, the "Reimbursement Amendment Warrants"). Copies of the forms of Warrants No. 13 and No. 14 are incorporated by reference hereto as Exhibits WW and XX, respectively, and are each incorporated herein by reference in response to this Item 6. The exercise price of the Reimbursement Amendment Warrants is $1.66. The Reimbursement Agreement Warrants are exercisable for five years beginning on March 30, 2002.

         On March 27, 2002, the Issuer entered into a Standby Commitment Agreement (the "Standby Commitment") with QIP and SFM Domestic Investments (a copy of which is incorporated by reference hereto as Exhibit YY and incorporated herein by reference in response to this Item 6) pursuant to which QIP and SFM Domestic Investments agreed to provide the Issuer with additional financing up to an aggregate of $4 million on a standby basis which, subject to certain conditions, the Issuer may draw upon at any time prior to January 1, 2003.

         In consideration for the Standby Commitment, the Issuer issued: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 96,830 Shares ("Warrant No. 15") and (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 3,170 Shares ("Warrant No. 16", hereinafter, along with Warrant No. 15, collectively, the "Standby Commitment Warrants"). Copies of the forms of Warrants No. 15 and No. 16 are incorporated by reference hereto as Exhibits ZZ and AAA, respectively, and are each incorporated herein by reference in response to this
Item 6. The exercise price of the Standby Commitment Warrants is $1.68, which is equal to the twenty day trailing average closing price of the Shares on March 27, 2002. The Standby Commitment Warrants are exercisable for five years beginning on March 27, 2002.

         The foregoing descriptions of the Reimbursement Amendment, Warrant No. 13, Warrant No. 14, the Standby Commitment, Warrant No. 15 and Warrant No. 16 do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference. For more information about the Reimbursement Agreement, the Reimbursement Amendment, Warrants No. 13 and No. 14, the Standby Commitment and Warrants No. 15 and No. 16, see the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 001-14498).

         Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2002                         QUANTUM INDUSTRIAL PARTNERS LDC

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management, Inc.,
                                                 its General Partner

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                  Vice President

                                            QIH MANAGEMENT, INC.

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Vice President

                                            SOROS FUND MANAGEMENT LLC

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Assistant General Counsel

                                            SFM DOMESTIC INVESTMENTS LLC

                                            By:  George Soros
                                                 Its Managing Member

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                            GEORGE SOROS

                                            By:  /s/  Richard D. Holahan, Jr.
                                                 -------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                                                   Page 13 of 15
                           EXHIBIT INDEX


VV. Amendment No. 1 to the Reimbursement Agreement, dated March 22, 2002, between Bluefly, Inc. and Quantum Industrial Partners LDC1

WW.      Warrant  No. 3 dated  March  30,  2002,  issued to  Quantum  Industrial
         Partners LDC2

XX.      Warrant No. 4, dated March 30, 2002, issued to SFM Domestic Investments
         LLC3

YY. Standby Commitment Agreement, dated March 27, 2002, between Bluefly, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC4

ZZ.      Warrant  No. 1 dated  March  27,  2002,  issued to  Quantum  Industrial
         Partners LDC5

AAA.     Warrant No. 2 dated March 27, 2002, issued to SFM Domestic  Investments
         LLC6

BBB.     Power of Attorney,  dated as of February  13, 2002,  granted by Quantum Industrial Partners LDC in favor of Mr. Armando T.
         Belly, Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr.Sean Cullinan,
         Mr. Richard D. Holahan, Jr.and Mr. Robert Soros..................... 14

CCC.     Power of  Attorney, dated as of January  15,  2002,  granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean Cullinan, Mr. Richard D.
         Holahan,  Jr. and Mr. Robert Soros.................................. 15





--------
1 Filed on March 27, 2002 as Exhibit 10.33 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File Number 001-14498).

2 Filed on March 27, 2002 as Exhibit 10.37 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File Number 001-14498).

3 Filed on March 27, 2002 as Exhibit 10.38 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001(Commission File Number 001-14498).

4 Filed on March 27, 2002 as Exhibit 10.28 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File Number 001-14498).

5 Filed on March 27, 2002 as Exhibit 10.35 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File Number 001-14498).

6 Filed on March 27, 2002 as Exhibit 10.36 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File Number 001-14498).